Consolidated Financial Statements

Cardiome Pharma Corp.
(Expressed in Canadian dollars)
December 31, 2005

REPORT OF INDEPENDENT AUDITOR

To the Shareholders of
Cardiome Pharma Corp.

We have audited the consolidated balance sheets of Cardiome Pharma Corp. as at December 31, 2005 and December 31, 2004 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2005 and 2004 and for the thirteen months ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004 and for the thirteen months ended December 31, 2003, in conformity with Canadian generally accepted accounting principles.

Vancouver, Canada,
February 10, 2006 (except as to Note 19
which is as of March 13, 2006).	Chartered Accountants

Cardiome Pharma Corp.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian dollars)

	December 31,	December 31,
	2005	2004
	$	$

ASSETS
Current
Cash and cash equivalents [note 5]	9,304,620	7,319,853
Short-term investments [notes 5 and 9]	64,651,005	17,047,358
Amounts receivable [note 4]	7,121,712	14,289,307
Prepaid expenses	1,549,590	1,131,591
Total current assets	82,626,927	39,788,109
Property and equipment [note 6]	4,357,123	2,687,290
Intangible assets [note 7]	2,815,189	25,851,072
	89,799,239	68,326,471

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 14]	8,652,197	5,833,974
Deferred revenue [note 12]	4,190,011	4,868,817
Future income tax liability	-	2,164,000
Current portion of capital lease obligations	-	7,061
Current portion of deferred leasehold inducement [note 8]	170,018	95,108
Total current liabilities	13,012,226	12,968,960
Deferred revenue [note 12]	-	4,015,106
Deferred leasehold inducement [note 8]	1,291,232	859,984
Future income tax liability [note 13]	289,000	4,918,000
Total liabilities	14,592,458	22,762,050

Commitments and contingencies [notes 11 and 15]

Shareholders’ equity
Share capital [note 10[b]]	201,185,518	131,427,488
Special Warrants [note10[c]]	8,440,075	-
Contributed surplus	11,014,489	6,195,605
Deficit	(145,433,301)	(92,058,672)
Total shareholders’ equity	75,206,781	45,564,421
	89,799,239	68,326,471

See accompanying notes

On behalf of the Board:

/s/ Mark C. Rogers	/s/ Peter Roberts
Director	Director

Cardiome Pharma Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(expressed in Canadian dollars)

			Thirteen
	Year ended	Year ended	months ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

REVENUE
Licensing fees [note 12]	4,693,912	12,563,649	1,350,366
Research collaborative fees [note 12]	11,425,966	13,839,595	4,696,827
	16,119,878	26,403,244	6,047,193

EXPENSES
Research and development	41,470,234	38,666,892	16,928,018
General and administration	9,258,712	7,296,911	5,631,050
Amortization	2,700,729	5,062,158	6,028,230
Write-down of intangible assets [note 7]	23,319,638	11,521,176	—
	76,749,313	62,547,137	28,587,298
Loss before the undernoted	(60,629,435)	(36,143,893)	(22,540,105)

OTHER INCOME (EXPENSES)
Interest and other income	1,957,356	679,171	611,075
Foreign exchange gain (losses)	(1,923,550)	(1,080,321)	(46,783)
	33,806	(401,150)	564,292

Loss before income taxes	(60,595,629)	(36,545,043)	(21,975,813)
Future income tax recovery [note 13]	7,221,000	8,778,000	2,110,000

Net loss for the period	(53,374,629)	(27,767,043)	(19,865,813)
Deficit, beginning of period	(92,058,672)	(64,291,629)	(44,425,816)
Deficit, end of period	(145,433,301)	(92,058,672)	(64,291,629)

Basic and diluted loss per common share [note 10[g]]	(1.09)	(0.71)	(0.63)

Weighted average number of
common shares outstanding [note 10[g]]	49,015,462	39,231,791	31,470,279

See accompanying notes

Cardiome Pharma Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in Canadian dollars)

			Thirteen
	Year ended	Year ended	months ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

OPERATING ACTIVITIES
Loss for the period	(53,374,629)	(27,767,043)	(19,865,813)
Add items not affecting cash:
Amortization	2,700,729	5,062,158	6,028,230
Stock-based compensation	5,762,236	3,067,802	2,059,053
Deferred leasehold inducement	(143,942)	(75,288)	—
Write-off of capital assets	7,057	—	—
Write-down of intangible assets	23,319,638	11,521,176	—
Future income tax recovery	(7,221,000)	(8,778,000)	(2,110,000)
	(28,949,911)	(16,969,195)	(13,888,530)
Changes in non-cash working capital items relating to
operations:
Amounts receivable	7,841,043	(9,928,930)	(3,847,710)
Prepaid expenses	(292,183)	(333,587)	(726,805)
Accounts payable and accrued liabilities	2,183,067	1,806,524	948,087
Deferred revenue	(4,693,912)	(4,313,645)	11,742,635
Cash used in operating activities	(23,911,896)	(29,738,833)	(5,772,323)

FINANCING ACTIVITIES
Issuance of common shares, net of share issuance costs	68,814,678	11,574,114	31,063,759
Issuance of special warrants	8,864,004	—	—
Repayment of capital lease obligations	(7,061)	(27,024)	(27,395)
Cash provided by financing activities	77,671,621	11,547,090	31,036,364

INVESTING ACTIVITIES
Acquisition of Artesian Therapeutics, Inc. [note 3]	(1,359,888)	—	—
Purchase of property and equipment	(2,331,497)	(2,695,034)	(336,050)
Leasehold inducements	—	1,030,380	—
Patent costs capitalized	(479,926)	(359,303)	(81,457)
Purchase of short-term investments	(114,352,254)	(39,690,848)	(44,725,469)
Sale of short-term investments	66,748,607	59,425,051	26,255,128
Cash provided by (used in) investing activities	(51,774,958)	17,710,246	(18,887,848)

Increase (decrease) in cash and cash equivalents
during the period	1,984,767	(481,497)	6,376,193
Cash and cash equivalents, beginning of period	7,319,853	7,801,350	1,425,157
Cash and cash equivalents, end of period	9,304,620	7,319,853	7,801,350

Supplemental cash flow information:
Interest paid	21,936	20,788	3,439

See accompanying notes

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. The Company is a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

The Company changed its fiscal year end from November 30 to December 31, effective December 31, 2003. Accordingly, for the 2003 fiscal period, the Company has reported its annual consolidated financial statements for the thirteen month period ended December 31, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (incorporated in Canada), Cardiome, Inc. (incorporated in the United States), Artesian Therapeutics, Inc. (incorporated in United States), and Cardiome Research and Development (Barbados), Inc. (incorporated in Barbados). Intercompany accounts and transactions have been eliminated on consolidation.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Significant areas requiring the use of estimates relate to the assessment of net recoverable value of technology licenses and patents, accrual of clinical trial expenses, reporting of revenue recognition and stock-based compensation. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiaries, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the monthly average exchange rate during the period. Foreign exchange gains and losses, both realized and unrealized, are included in the determination of the loss for the period.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at the lower of amortized cost or fair market value.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days and less than one year to be short-term investments. Short-term investments are considered available-for-sale and are carried at the lower of amortized cost and fair market value.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Property and Equipment

Property and equipment is recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

Laboratory equipment	5 years
Computer equipment	3 years
Office equipment	5 years
Leasehold improvements	Term of lease
Web-site development costs	3 years

Technology licenses and patent costs

Technology licenses, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies of five to ten years.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

Management evaluates the recoverability of technology licenses and patents on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, is less than the carrying value of the underlying technology, then the carrying value is written down to its fair value, based on the related estimated discounted future cash flows. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Deferred leasehold inducements

Deferred leasehold inducements representing tenant improvement allowances are being amortized on a straight-line basis over the initial term of the lease as a reduction of rent expense.

Government grants

Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants, collectibility is reasonably assured, and the amounts are non-refundable. During the year ended December 31, 2005, the Company recorded government grants of $29,240 [year ended December 31, 2004 - $48,463; thirteen months ended December 31, 2003 - $76,000] as a reduction of research and development expenditures.

Revenue recognition

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured.

Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of the specified milestones when the milestone is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement, and the Company has no further significant involvement or obligation to perform under the arrangement. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization. At December 31, 2005 and December 31, 2004, no development costs have been deferred.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Stock-based compensation and other stock-based payments

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to its stock option plan. The Company uses the fair value method of accounting for all stock-based awards granted, modified or settled during the period.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per common share

Loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period, excluding contingently issuable common shares. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

3. ACQUISITION

On October 21, 2005, the Company acquired all of the outstanding shares of Artesian Therapeutics, Inc. (“Artesian”). Artesian is a privately held U.S. biopharmaceutical development stage company focused on research and development. Under the terms of the acquisition, except for the nominal initial payment of US$1,000, payments to Artesian shareholders are contingent upon the achievement of certain predefined clinical milestones. The milestone payments will equal, in the aggregate, US$32 million for each of the first two drug candidates from the Artesian programs that reach NDA approval. The first such milestone is due upon initiation of the clinical development of an Artesian drug candidate. Any milestone payments that become due will be recorded as additional consideration and allocated to the licensed technology. The Company has the option to settle the milestone payments in the form of cash, Special Warrants or combination of cash and Special Warrants. The Special Warrants will be exercisable into the number of common shares of the Company based on the market price of the common shares of the Company as of the date of the achievement of the milestone event. The Company has an obligation to advance the development of at least one drug candidate within two years and subsequently continue its development. Otherwise, the Company will be required to transfer ownership to or license the acquired intellectual property to the former shareholders of Artesian. The acquisition provides the Company with two advanced small molecule discovery programs in the cardiovascular area.

Concurrent with the closing of the acquisition of Artesian, the Company has closed, by way of private placement, a 1,036,098 Special Warrant financing at a price of US$7.24 per Special Warrant. The Special Warrants were issued to major shareholders of Artesian, for proceeds of $8,902,503 (US$7.5 million) (see note 10[c]). The subscription price for the Special Warrants represents a 5% premium over the market price calculated based on a five-day average closing price of the common shares of Cardiome on the NASDAQ Stock Market prior to the execution of the letter of intent of the Company’s acquisition of Artesian in August 2005. The premium over the market price of the Company’s common shares has been recorded as a reduction of the purchase price.

The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from October 21, 2005, the date of acquisition.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

3. ACQUISITION (cont’d.)

Artesian was a development stage company with nominal assets and operations at the date of acquisition and accordingly the majority of the purchase price has been allocated to the acquired intangible assets. The purchase price has been allocated to the identifiable net assets and liabilities as follows:

$

Net Assets acquired:
Cash	15,470
Other assets	149,164
License technology	1,939,594
Total assets acquired	2,104,228
Less liabilities:
Accounts payable and accrued liabilities	(1,004,964)
Future income tax liability	(517,000)
Net assets acquired	582,264

Consideration given:
Cash paid at closing	1,188
Assumption of financial commitments	534,127
Acquisition costs	470,878
Total consideration given	1,006,193
Less: premium received on subscription of Special Warrants	(423,929)
Net consideration	582,264

The fair value of the financial commitments assumed, represented by lease termination costs, was determined using a current interest rate to arrive at the expected present value as of the date of acquisition. The financial commitments also include severance and related costs arising from the acquisition. For the period from October 22, 2005 to December 31, 2005, approximately $104,000 of these amounts have been paid.

The license technology represents in-process research and development which the Company plans to further develop. The technology is being amortized on a straight-line basis over five years.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

4. FINANCIAL INSTRUMENTS AND RISK

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, and accounts payable, the carrying amounts approximate fair value due to their short-term nature.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Interest rate risk arises as the Company’s investments bear fixed interest rates. Foreign exchange risk arises as the Company’s investments which finance operations are substantially denominated in Canadian dollars and a significant portion of the Company’s expenses are denominated in United States dollars and Euros.

As at December 31, 2005, the Company had foreign amounts receivable of $5,621,475 (US$4,833,598) [December 31, 2004 - $13,847,269 (US$11,520,191)] and accounts payable of $4,289,343 (US$3,688,171) [December 31, 2004 - $3,485,327 (US$2,899,606)].

As of December 31, 2005, included in amounts receivable of $7,121,712 was an amount of $5,406,850 (US$4,649,054) due from one collaborator [December 21, 2004 - $13,847,269 (US$11,520,191)].

5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $3,529,000 [December 31, 2004 - $6,207,000] of commercial paper, bankers’ acceptances and term deposits with an average interest rate of 3.02% at December 31, 2005 [December 31, 2004 - 2.17%] including $Nil [December 31, 2004 - $2,687,365 (US$2,235,745)] denominated in U.S. dollars.

Short-term investments mainly comprise treasury bills, commercial papers, bankers’ acceptances and money market funds with an average interest rate of 3.76% at December 31, 2005 [December 31, 2004 - 2.28%] and maturities to October 2006 [December 31, 2004 – April 2005] including $57,378,024 (US$49,336,220) [December 31, 2004 - $5,498,283 (US$4,574,279)] denominated in U.S. dollars.

At December 31, 2005, the fair value of the short-term investments was approximately $64,651,000 [December 31, 2004 - $17,047,000], based on quoted market prices.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

6. PROPERTY AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2005
Laboratory equipment	1,913,231	1,076,613	836,618
Computer equipment	1,258,920	829,436	429,484
Office equipment	630,275	243,891	386,384
Leasehold improvements	3,102,299	397,662	2,704,637
Web-site development costs	13,640	13,640	—
	6,918,365	2,561,242	4,357,123

December 31, 2004
Laboratory equipment	970,027	622,519	347,508
Computer equipment	744,843	413,344	331,499
Office equipment	372,721	135,467	237,254
Laboratory equipment under capital lease	77,418	70,966	6,452
Leasehold improvements	1,960,037	195,460	1,764,577
Web-site development costs	13,640	13,640	—
	4,138,686	1,451,396	2,687,290

Amortization expense for the year ended December 31, 2005 amounted to $710,523 [2004 - $497,735].

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

7. INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	Value
	$	$	$

December 31, 2005
Technology licenses	1,955,803	166,687	1,789,116
Patents	1,833,428	807,355	1,026,073
Total	3,789,231	974,042	2,815,189

December 31, 2004
Technology licenses	38,300,346	13,263,862	25,036,484
Patents	1,514,650	700,062	814,588
Total	39,814,997	13,963,924	25,851,072

During the year ended December 31, 2005, the Company discontinued its efforts to pursue the Oxypurinol program for the treatment of congestive heart failure (“CHF”) and wrote off $23,319,638 of the intangible assets ($14,259,638 net of future tax recovery) related to the Oxypurinol CHF project. The net write-down includes the write off of intangible assets, which arose from the acquisition of Cardiome, Inc. (formerly Paralex, Inc.) by issuance of our common shares in March 2002 of $22,872,071 and a write-down of the carrying value of patents by $447,562.

During the year ended December 31, 2004, the Company discontinued its efforts to pursue the allo-intolerant gout indication for Oxypurinol and wrote down $11,521,176 of the intangible assets ($7,054,176 net of future tax recovery) related to the Oxypurinol gout project. The net write-down includes the write-down of the net book value of intangible assets, which arose from the Company’s acquisition of Cardiome, Inc. by issuance of common shares of the Company in March 2002 of $11,266,623 and a write-down of the carrying value of a license (cash payment in May 2002) by $254,553.

Amortization expense for the year ended December 31, 2005 amounted to $1,990,206 [2004 - $4,564,423].

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

8. DEFERRED LEASEHOLD INDUCEMENT

Pursuant to a lease agreement, the Company received a cash tenant improvement allowance amounting to $1,030,380 from the landlord for leasehold improvements during the year ended December 31, 2004. $792,600 of the tenant improvement allowance (“Original Allowance”) is being amortized on a straight-line basis over the initial term of the lease. The remaining $237,780 (the “Repayable Allowance”) represents a repayable allowance, collateralized with a letter of credit [note 9], which is being repaid over 10 years with interest at 10% per annum at approximately $38,000 per annum. The Company is obligated to refund the unpaid portion of the Additional Allowance upon early termination of the lease.

During the year ended December 31, 2005, the Company signed an amendment to its lease agreement to expand its facilities. Pursuant to this amendment agreement, the Company is entitled to an additional cash tenant improvement allowance of $650,100 for leasehold improvements in the expansion space (“Additional Allowance”). The Additional Allowance is being amortized on a straight-line basis over the remaining initial term of the lease.

9. CREDIT FACILITY

At December 31, 2005, the Company had available a corporate credit card facility. Cashable certificates totalling $387,780 [December 31, 2004 - $387,780] included in short-term investments are pledged as collateral for the corporate credit card facility and the Additional Allowance [note 8].

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

10. SHARE CAPITAL

[a] Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series, of which none are currently issued and outstanding.

[b] Issued and Outstanding

	Number of
Common shares	shares	Amount
	#	$

Balance, November 30, 2002	28,308,098	88,582,098
Share issuance cost related to a prior share offering	—	(34,100)
Issued upon conversion of special warrants [iv]	3,810,000	7,133,752
Issued for cash upon public offering and exercise of over-
allotment option [iii]	4,381,500	21,389,367
Issued for cash upon exercise of options	196,026	600,569
Issued for cash upon exercise of warrants	594,484	1,974,171
Issued pursuant to exercise of warrants on cashless
basis	25,601	—
Balance, December 31, 2003	37,315,709	119,645,857
Issued for cash upon equity investment from Astellas [ii]	646,712	4,080,753
Issued for cash upon exercise of options	534,925	1,809,645
Issued for cash upon exercise of warrants	1,991,010	5,683,717
Issued pursuant to exercise of warrants on cashless basis	104,478	—
Reallocation of contributed surplus arising from stock-
based compensation related to the exercise of options	—	207,516
Balance, December 31, 2004	40,592,834	131,427,488
Issued for cash upon public offering and exercise of over-
allotment option [i]	9,775,000	64,526,656
Issued for cash upon exercise of options	1,167,091	4,288,022
Issued pursuant to exercise of warrants on cashless basis	21,250	—
Reallocation of contributed surplus arising from stock-
based compensation related to the exercise of options	—	943,352
Balance, December 31, 2005	51,556,175	201,185,518

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[i]

On March 23, 2005, the Company closed a public offering of common shares pursuant to which 8,500,000 common shares were issued at a price of $7.21 (US$6.00) per share, for gross proceeds of $61,285,000 (US$51,000,000). In addition, the Company granted the underwriters an over-allotment option to purchase 1,275,000 common shares at the offering price, exercisable during the period ending 30 days from March 18, 2005. On March 30, 2005, the over-allotment option was exercised in full and the Company issued 1,275,000 common shares at a price of $7.21 (US$6.00) per share for gross proceeds of $9,192,750. In connection with the public offering, including the exercise of the over-allotment option, the Company paid a cash commission of $4,581,054 and incurred total legal and professional fees of $1,370,040.

[ii]

On October 28, 2004, the Company issued 646,712 common shares to Astellas Pharma US, Inc. (“Astellas”, formerly Fujisawa Healthcare, Inc.), following the exercise of an option by the Company requiring Astellas to acquire US$4 million of its common shares at a 25% premium to the average closing price of its common shares on the TSX over a 30-calendar day period, for a total deemed price per share of Cdn$7.89.

The total proceeds received have been allocated to share capital based on the quoted market price of the Company’s common shares on the TSX on the option exercise date and the balance has been recorded as deferred licensing revenue [note 12 [a]].

[iii]

On September 23, 2003, the Company closed a public offering of common shares pursuant to which the Company issued 3,810,000 common shares at a price of $5.25 per common share, resulting in gross proceeds of $20,002,500. In addition, the Company granted the underwriters an over-allotment option to purchase up to 571,500 common shares at $5.25 per share, exercisable not later than 30 days after the closing of the offering. On October 23, 2003, the full over-allotment option was exercised and the Company issued 571,500 common shares at a price of $5.25 per share for gross proceeds of $3,000,375. In connection with the public offering, including the exercise of the over- allotment option, the Company paid a cash commission of $1,265,158 and incurred total legal and professional fees of $348,350.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[iv]

On April 10, 2003, the Company completed a private placement of 3,810,000 special warrants for total gross proceeds of $8,010,600, of which 3,762,000 were issued at a price of $2.10 per special warrant and 48,000 were issued at a price of $2.30 per special warrant. Each special warrant entitled the holder to acquire, upon exercise, one common share of the Company and one half of one share purchase warrant, for no additional consideration. Pursuant to a receipt for a final prospectus qualifying the common shares and share purchase warrants on June 5, 2003, the Company issued 3,810,000 common shares and 1,905,000 share purchase warrants upon the automatic exercise of the special warrants. Each whole share purchase warrant entitled the holder to acquire one common share at $2.75 expiring April 10, 2004. In connection with the private placement, the Company paid a cash commission of $480,636 and incurred total legal and professional fees of $396,212.

[c]	Special Warrants

On October 21, 2005, concurrent with the acquisition of Artesian, the Company closed a private placement of 1,036,098 Special Warrants at a price of approximately US$7.24 per Special Warrant for total gross proceeds of $8,902,503 (US$7.5 million). The Special Warrants were issued to major shareholders of Artesian. Each Special Warrant entitles the holder to receive, without payment of any additional consideration, one common share of the Company. The subscription price for the Special Warrants represents a 5% premium over the market price calculated based on a five-day average closing price of the common shares of the Company on the NASDAQ Stock Market prior to the execution of the letter of intent of the Company’s acquisition of Artesian in August 2005. In connection with the private placement, the Company incurred total legal and professional fees of $38,499 to December 31, 2005.

The total proceeds from the issuance of Special Warrants have been allocated to share capital based on the quoted market price and the balance, equivalent to the premium portion, has been recorded as a reduction to the consideration for the acquisition of Artesian.

[d]	Common share purchase warrants

Details of the share purchase warrants for the year ended December 31, 2005 are summarized as follows:

Number of
warrants
Balance, December 31, 2004	176,500
Warrants exercised on a cashless basis	(31,333)
Balance, December 31, 2005	145,167

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[d] Common share purchase warrants

During the year ended December 31, 2005, the Company issued 21,250 common shares for 31,333 warrants exercised on a cashless basis. As at December 31, 2005, common shares issuable upon exercise of common share purchase warrants are as follows:

	Exercise	Number of
Date of expiry	price	warrants

February 9, 2007	US $2.40	70,462
February 9, 2007	US $4.80	37,209
February 9, 2007	US $8.00	37,496
Balance, December 31, 2005		145,167

The above common share purchase warrants may be exercised on a cashless basis on a formula described in the warrant agreement.

[e] Stock options

In May 2001, the shareholders approved a stock option plan (“2001 Plan”) providing for the granting of options to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. In May 2004, the shareholders approved an amendment to the 2001 Incentive Stock Option Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from 5,500,000 Common Shares to 6,000,000 Common Shares and (ii) to change the period during which optionees may exercise options after ceasing to be an eligible person. In June 2005, the shareholders approved a further amendment to the 2001 Incentive Stock Option Plan to (i) decrease the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from 6,000,000 Common Shares to 5,750,000 Common Shares; (ii) to eliminate the default vesting schedule applicable if no other vesting schedule is prescribed by the Board of Directors at the time of grant and specify that the Board of Directors may determine such vesting terms at its discretion; (iii) to restrict the maximum number of stock options issuable to insiders to 10% of the issued and outstanding Common Shares of the Company.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[e] Stock options

At December 31, 2005, the Company had 4,914,902 stock options outstanding granted to executive officers and directors, employees, consultants and clinical advisory board members , of which 3,205,021 are exercisable, at a weighted average exercise price of $5.70 per common share and expiring at various dates from March 17, 2006 to October 28, 2012:

		Options outstanding		Options exercisable
		December 31, 2005		December 31, 2005
		Weighted
		average	Weighted	Number of	Weighted
Range of	Number of	remaining	average	common	average
exercise price	common	contractual life	exercise price	shares	exercise price
$	shares	(years)	$	issuable	$
	issuable

$2.80-$3.68	1,933,243	2.92	3.28	1,766,993	3.28
$5.05-$5.96	756,950	2.48	5.29	756,950	5.29
$6.29-$8.95	1,972,209	4.93	7.67	641,078	7.12
$9.54-$10.53	252,500	6.15	10.17	40,000	10.08
	4,914,902	3.82	5.70	3,205,021	4.60

Stock option activities are summarized as follows:

	Number of Stock	Weighted average
	Options Outstanding	Exercise price

Balance, November 30, 2002	3,609,438	$3.53
Options granted	1,650,750	$4.28
Options exercised	(196,026)	$3.06
Options forfeited	(355,578)	$4.10
Options expired	(150,000)	$5.96
Balance, December 31, 2003	4,558,584	$3.70
Options granted	893,250	$6.35
Options exercised	(534,925)	$3.38
Options forfeited	(215,000)	$3.95
Balance, December 31, 2004	4,701,909	$4.23
Options granted	1,512,209	$8.67
Options exercised	(1,167,091)	$3.67
Options forfeited	(118,375)	$4.93
Options expired	(13,750)	$7.24
Balance, December 31, 2005	4,914,902	$5.70

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[f] Stock-based compensation

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants is amortized over the vesting period. Compensation expense is allocated between research and development expenses and general and administration expenses on the same basis as cash compensation as follows:

	For the years ended December 31		For the thirteen months ended
	2005	2004	December 31, 2003
	$	$	$
Research and development	4,364,343	1,231,626	646,405
General and administration	1,397,893	1,836,176	1,412,648
Total	5,762,236	3,067,802	2,059,053

The weighted average fair value of stock options granted during the years ended December 31, 2005 and December 31, 2004 and the thirteen months ended December 31, 2003 was $6.58, $4.30 and $2.65 per share respectively. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	For the years ended		For the thirteen months ended
Assumption	December 31, 2005	December 31, 2004	December 31, 2003
Dividend yield	0%	0%	0%
Expected volatility	73.8%	75.2%	85.0%
Risk-free interest rate	3.50%	3.69%	3.95%
Expected average life of the options	6 years	6 years	6 years

[g] Loss per common share

	Year ended	Year ended	Thirteen months
	December 31,	December 31,	ended December 31,
	2005	2004	2003
	$	$	$

Numerator
Loss for the period	(53,374,629)	(27,767,043)	(19,865,813)

Denominator
Weighted average number of common shares
outstanding	49,015,462	39,231,791	31,470,279

Basic and diluted loss per common share	(1.09)	(0.71)	(0.63)

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

11. COMMITMENTS

[a] Operating leases

The Company has entered into a lease agreement for office and laboratory space for a term of 10 years expiring through March 2014, with an option to extend for three additional two-year periods (the “Original Lease Agreement”). The Company has signed an amendment to this agreement for additional office and laboratory space, effective as of May 1, 2005. The term for the additional space is 8 years and 10 months expiring through the same date and carrying the same extension options as in the Original Lease Agreement.

Effective October 21, 2005, the Company assumed a lease commitment for the premises previously occupied by its wholly-owned subsidiary, Artesian Therapeutics, Inc. This lease agreement expires in August 2007. The Company subsequently entered into a sublease agreement with a third party. The term of the sublease commences in December 2005 and expires in August 2007.

Future minimum annual lease payments under the lease are as follows:

$

2006	787,708
2007	743,275
2008	634,740
2009	703,433
2010	713,340
Thereafter	2,288,632
5,871,128

Rent expense for the year ended December 31, 2005 amounted to $456,747 [year ended December 31, 2004 - $322,518; thirteen months ended December 31, 2003 - $374,510].

[b] Clinical research agreements

The Company has entered into various clinical research and development agreements requiring it to fund research and development expenditures of approximately $9.8 million for fiscal 2006.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

11. COMMITMENTS (cont’d.)

[c] License agreements

[i]

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, of the licensed technology. The Company is no longer developing this licensed technology. As at December 31, 2005, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent relating to certain technology.

[ii]

Pursuant to a service agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed technology. The Company also has an obligation to pay royalties based on future net sales. The Company is no longer developing this licensed technology. As at December 31, 2005, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

[iii]

Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$5,000 and increasing over a five year period to US$100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets within a certain timeline. During the year ended December 31, 2005, the Company decided to discontinue its efforts to develop this licensed technology. The license agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days’ written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent relating to certain technology.

[iv]

Pursuant to a license and option agreement, the Company is responsible for milestone payments of up to US$3 million based on the successful completion of first phase II clinical trials and the U.S. Food and Drug Administration (“the FDA”) approval of the first new drug application and FDA approval for marketing and commercialization of the product in a cardiovascular indication. The Company is also responsible for milestone payments of up to US$6 million based on FDA approval for marketing and commercialization of the product in a hyperuricemic (gout) indication of the product and achievement of certain net sales of the product. The Company also has an obligation to pay royalties based on future net sales. During the year ended December 31, 2005 and 2004, the Company decided to discontinue its efforts to pursue this licensed technology in the cardiovascular indication and gout indication, respectively. At December 31, 2005, no amounts were payable. Unless otherwise terminated, the license agreement will terminate upon the expiration of the licensor’s obligation to pay royalties under its original license agreement with a third party.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

12. COLLABORATIVE AGREEMENTS

[a]

On October 16, 2003, the Company entered into a collaboration and license agreement with Astellas Pharma US, Inc. (“Astellas”, formerly Astellas Healthcare, Inc.) for the co-development and commercialization of RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. Pursuant to this agreement, effective October 28, 2003, the Company granted Astellas an exclusive license to RSD1235 and its related technology to develop, make and sell intravenous drugs in Canada, the United States, and Mexico (“North America”), including a right to sublicense to third parties. The Company retains the rights to the intravenous formulation of RSD1235 for markets outside North America and worldwide rights to the oral formulation of RSD1235 for chronic atrial fibrillation. Under the terms of the agreement, the Company received an up-front payment of $13.09 million (US$10 million) and will be entitled to milestone payments of up to $71 million (US$54 million) based on achievement of specified development and commercialization milestones, of which $7,228,200 (US $6,000,000) was earned during the year ended December 31, 2004, as well as royalties based on future net sales and sublicense revenue. Astellas has also agreed to make further milestone payments with respect to any subsequent drugs developed under the agreement.

Under the terms of the agreement, Astellas is responsible for 75% and the Company is responsible for 25% of eligible costs associated with the development of intravenous formulation of RSD1235. Astellas is also responsible for 100% of the marketing costs for the intravenous application of RSD1235 in North America.

In addition, the Company had the right to require Astellas to acquire $5.2 million (US$4 million) of its common shares at a 25% premium to the average closing price of its common shares on the TSX over a 30 calendar day period at any time within the twelve-month period after the Effective Date. The Company exercised its right on September 28, 2004 and completed this transaction with the issuance of 646,712 of its common shares to Astellas at a price of $7.89 per share [see note 10[b][ii]].

This agreement can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met. Unless the agreement is otherwise terminated, the royalty payment period for each country will expire on the later of the expiration of the last valid claim of the patent rights or the date upon which sales by other parties exceed a certain percentage of the market in the country for a certain period of time.

The initial upfront payment is recorded as licensing revenue on a straight-line basis over the estimated development period. . During the year ended December 31, 2005, the Company charged Astellas $3,180,415 (US$2,631,233) [year ended December 31, 2004 - $1,923,296 (US$1,482,505); thirteen months ended December 31, 2003 - $647,400 (US$482,774)] for project management and $8,245,551 (US$6,788,356) [year ended December 31, 2004 - $11,728,751 (US$8,993,729); thirteen months ended December 31, 2003 - $3,126,542 (US$2,361,534)] for research and development cost recoveries, which were included in research collaborative fees. In addition, during the year ended December 31, 2004, a development milestone was achieved and accordingly, $7,228,200 (US$6,000,000) was included in licensing fees [note 4].

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

13. INCOME TAXES

At December 31, 2005, the Company has investment tax credits of $8,458,000 [December 31, 2004 - $6,098,000] available to reduce future income taxes otherwise payable. The Company also has loss carryforwards of $71,976,000 [December 31, 2004 - $23,538,000] available to offset future taxable income in Canada ($1,000), the United States ($49,736,000) and Barbados ($22,239,000). The investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses
	$	$

2006	111,000	—
2007	261,000	—
2008	520,000	—
2009	402,000	—
2010	559,000	—
2011	786,000	1,000
2012	845,000	—
2013	1,087,000	—
2014	1,465,000	22,239,000
2015	1,803,000	—
2021	—	312,000
2022	115,000	6,384,000
2023	208,000	11,838,000
2024	296,000	17,972,000
2025	—	13,230,000
	8,458,000	71,976,000

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

13. INCOME TAXES (cont’d.)

Significant components of the Company’s future tax assets and liabilities are shown below:

	December 31,	December 31,
	2005	2004
	$	$

Future tax assets:
Tax loss carryforwards	20,648,000	9,323,000
Research and development deductions and credits	15,050,000	12,555,000
Tax values of depreciable assets in excess of accounting values	864,000	781,000
Revenue unearned for accounting purposes	1,931,000	3,504,000
Share issue costs	2,351,000	1,003,000
Other items	—	3,000
Total future tax assets	40,844,000	27,169,000
Valuation allowance	(40,635,000)	(22,290,000)
Total future tax assets	209,000	4,879,000

Future tax liabilities:
Accounting value of technology in excess of tax value	(498,000)	(9,797,000)
Revenue unearned for tax purposes	—	(2,164,000)
Total future tax liabilities	(498,000)	(11,961,000)
Net future tax liabilities	(289,000)	(7,082,000)
Less current portion	—	(2,164,000)
Net long-term portion	(289,000)	(4,918,000)

The potential income tax benefits relating to certain future tax assets have not been recognized in the accounts as their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

13. INCOME TAXES (cont’d.)

The reconciliation of income tax computed at statutory tax rates to income tax expense (recovery), using a 34.90% [2004 – 35.62%; 2003 – 37.75%] statutory tax rate, is:

			Thirteen
	Year ended	Year ended	Months ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Tax recovery at statutory income tax rates	(21,142,000)	(13,017,000)	(8,296,000)
Change in valuation allowance	18,345,000	(1,418,000)	6,300,000
Valuation allowance change not recorded in
the statement of loss and deficit	(14,806,000)	—	—
Expenses not deductible for tax purposes	6,781,000	3,171,000	973,000
Income recognized for tax purposes but not for
accounting purposes	—	5,125,000	—
Foreign tax rate differences	7,568,000	(1,174,000)
Investment tax credits earned	(1,803,000)	(1,465,000)	(1,087,000)
Reversal of tax reserve	(2,164,000)	—	-
Future income tax recovery	(7,221,000)	(8,778,000)	(2,110,000)

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

14. RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided by related parties as follows:

			Thirteen
	Year ended	Year ended	months ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Directors for research consulting services	—	78,000	—
Law firm in which an officer is a partner for legal services	1,239,580	194,000	—

The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. Of the total amount of legal fees incurred during the year ended December 31, 2005, $568,495 was in connection with the public offering completed in March 2005 and $358,914 was related to the acquisition of Artesian. Included in accounts payable and accrued liabilities at December 31, 2005 is $32,818 [December 31, 2004 - $54,688] owing to the legal firm.

15. CONTINGENCIES

[a]

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

[b]

The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

15. CONTINGENCIES (cont’d.)

[c]

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which as applied in these consolidated financial statements conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]

In 2001, the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of the CICA with respect to accounting for income taxes and of Statement of Financial Accounting Standard (“SFAS”) 109, Accounting for Income Taxes, there is a $nil difference in technology and deficit under U.S. GAAP for the year ended December 31, 2005 [December 31, 2004 - $8,560; December 31, 2003 - $111,280].

[b]

Under U.S. GAAP, short-term investments are classified as available-for-sale and carried at market values with unrealized gains or losses reflected as a component of accumulated other comprehensive income.

[c]	Under U.S. GAAP, the Company’s acquired technology would be classified as in-process research and development and written off immediately as it has no alternative use.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

The effect of the above on the Company’s consolidated financial statements is set out below:

Consolidated statements of loss and deficit

			Thirteen
	Year ended	Year ended	months ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Loss for the period, Canadian GAAP	(53,374,629)	(27,767,043)	(19,865,813)
Amortization of other assets [note 16[a]]	(8,560)	(102,720)	(111,280)
In-process research and development [note 16[c]]	(1,778,594)	—	—
Future income taxes [note 16[c]]	289,000	—	—
Loss for the period, U.S. GAAP	(54,872,783)	(27,869,763)	(19,977,093)
Reclassification adjustment for unrealized gains on
short-term investments	—	(19,973)	(72,509)
Unrealized gains on investments [note 16[b]]	—	—	19,973
Comprehensive loss for the period, U.S. GAAP	(54,872,783)	(27,889,736)	(20,029,629)

Weighted average number of common shares
outstanding, U.S. GAAP	49,015,462	39,231,791	31,470,279

Basic and diluted loss per common share, U.S. GAAP	(1.12)	(0.71)	(0.63)

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

Balance sheets

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	December 31,	December 31,
	2005	2004
	$	$

Intangible assets [notes 16[a] and [c]]	1,036,595	25,859,632
Future income taxes [note 16 [c]]	—	7,082,000
Contributed surplus / other accumulated comprehensive
income [note 16[b]]	11,935,538	7,116,654
Deficit	(147,843,944)	(92,971,161)

[d] Accounts payable and accrued liabilities comprise:

	December 31,	December 31,
	2005	2004
	$	$

Trade accounts payable	2,169,509	2,966,237
Accrued contract research	4,173,338	2,005,022
Employee-related accruals	1,074,585	605,000
Other accrued liabilities	1,234,765	257,715
	8,652,197	5,833,974

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[e] Pro forma information - Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation for stock options granted to employees and directors using a fair value based method for all stock based transactions prior to December 1, 2002. For stock options granted in 2001, the fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 88.1%; risk-free interest rate - 3.0%; and expected average life of the options - 6 years. For stock options granted in 2005 and 2004, see note 10[f].

Applying the above, supplemental disclosure of pro forma net loss and loss per share is as follows:

	Year ended	Year ended	Thirteen months
	December 31,	December 31,	ended December 31,
	2005	2004	2003
	$	$	$

Loss for the period -- U.S. GAAP	(54,872,783)	(27,869,763)	(19,977,093)
Deduct: Stock based employee compensation
expense included in reported loss above	5,762,236	3,067,802	2,059,053
Add: Total stock based employee compensation
expense using fair value based method for all awards	(5,836,236)	(3,373,002)	(3,128,778)
Pro forma loss for the period	(54,946,783)	(28,174,963)	(21,046,818)
Basic and diluted loss per common share
As reported	(1.12)	(0.71)	(0.63)
Pro forma	(1.12)	(0.72)	(0.67)

[f] Recent pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock Based Compensation”. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in fiscal 2003. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to December 1, 2002. However, had the Company adopted SFAS 123(R) in prior periods, the impact of the standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma loss for the period and loss per common share in the table above.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005	(expressed in Canadian dollars)

17. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its consolidated assets and operations located in Canada (2004 – net book value of intellectual property of approximately $25,000,000 located in the U.S.). During the year ended December 31, 2005, 100% of total revenue is derived from one collaborator in the United States [year ended December 31, 2004 – 4% and 96% from two collaborators in Switzerland and the United States, respectively; thirteen months ended December 31, 2003 - 25% and 75% from one collaborator in Switzerland and two collaborators in the United States, respectively].

18. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with presentation adopted in the current year.

19. SUBSEQUENT EVENT

On March 13, 2006, pursuant to a registration statement qualifying the sale of the underlying common shares to the shareholders of Artesian, the outstanding Special Warrants as of December 31, 2005 (see Note 3 and Note 10 (c)) were converted to 1,036,098 common shares.